August 2, 2006

Ms. Meagan Caldwell

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Lawson Products, Inc. (“Lawson” or the “Company”) – File No. 0-10546
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Dear Ms. Caldwell:

This letter is to provided to you in response to the comment contained in your letter dated July 18, 2006, with regard to the above referenced Annual Report on Form 10-K and Form 10-Q of Lawson Products, Inc. (the “Company”). For your convenience, the Securities and Exchange Commission (“SEC” or the “Commission”) Staff comment is reprinted below.

Comment

You disclosed in your Form 10-K for the fiscal year ended December 31, 2005, that the Federal Bureau of Investigation executed a search warrant for certain records at your offices and informed you that they were conducting an investigation as to whether any of your representatives improperly provided gifts or awards to purchasing agents (including government purchasing agents) through your customer loyalty programs. You further disclosed that, as a part of an internal investigation, you terminated certain customer loyalty programs and suspended others, pending further review and analysis. In future filings, please include a reasonably detailed description of your internal investigation, including the reasons why certain customer loyalty programs were terminated, and update the status of your review of the customer loyalty programs that were suspended. In addition, please revise future filings to disclose and, if applicable, update the status of the FBI investigation and its potential impact. Please ensure that your disclosures comply with paragraphs nine and ten of SFAS 5 and Rule 10-01(a)(5) of Regulation S-X.

Ms. Meagan Caldwell

August 2, 2006

Response

In response to your comment, the Company will revise its disclosure in its future SEC filings regarding the investigation to add more information. The disclosure will provide more information on why the Company took certain actions as a result of its investigation such as its termination of certain customer loyalty programs. In order to protect the integrity of its and the FBI’s ongoing investigations and the disclosures provided, the Company believes that it may not be prudent to provide detailed disclosure regarding the status of its ongoing investigation until it is complete or until the Company has taken action with respect to information obtained in its investigation. The Company will also confirm its compliance with paragraphs nine and ten of SFAS 5 and Rule 10-01(a)(5) of Regulation S-X with respect to the impact of the investigation on the Company.

On behalf of the Company, the undersigned hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any question regarding the foregoing, please call the undersigned at (847) 827-9666.

Very truly yours,

/s/ Scott F. Stephens
Scott F. Stephens